SIDLEY AUSTIN LLP    |BEIJING    GENEVA        SAN FRANCISCO
                   787 SEVENTH AVENUE   |BRUSSELS   HONG KONG     SHANGHAI
SIDLEY AUSTIN LLP  NEW YORK, NY  10019  |CHICAGO    LONDON        SINGAPORE
----------------|  212 839 5300         |DALLAS     LOS ANGELES   TOKYO
SIDLEY          |  212 839 5599 FAX     |FRANKFURT  NEW YORK      WASHINGTON, DC
                                        |
                                        |
                                        |FOUNDED 1866



                               October 19, 2006


By Federal Express

Mr. Frank Wyman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

            Re:   PXRE Group Ltd.
                  File No. 1-15259

Dear Mr. Wyman:

      Our client, PXRE Group Ltd. ("PXRE" or the "Company"), has instructed us to provide this letter to you to respond to your inquiry regarding how the Company proposes to expand its future public disclosures in order to encompass the additional information and disclosures contained in our letter to the Commission dated August 31, 2006.

      The Company intends to include additional disclosures in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2006 on the status of its reinsurance business and certain of its critical accounting policies, all as described to you in our letter dated August 31, 2006. These proposed disclosures, attached as Exhibit A hereto, are substantially similar to the information we provided to you in the letter dated August 31, 2006.

      The Company intends to include additional disclosures in its Annual Report on Form 10-K for the year ended December 31, 2006 concerning its probabilistic risk limits and retrocessional reinsurance buying strategies. These proposed disclosures, attached as Exhibit B hereto, are substantially similar to the information we provided to you in the letter dated August 31, 2006. The Company also intends to include the disclosures outlined in Exhibit A in its Annual Report on Form 10-K for the year ended December 31, 2006.

      The registrant has authorized us to acknowledge on its behalf that:

o the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


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o     the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Nancy Corbett at 212-839-5880 with any questions or comments regarding this matter. Thank you for your time and attention.



                                                          Very truly yours,


                                                          /s/ Nancy Corbett
                                                          ------------------
                                                          Nancy Corbett


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Mr. Frank Wyman
October 19, 2006
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                                   EXHIBIT A

Status of Reinsurance Business
------------------------------

      As of January 1, 2006, more than 75% of our business (by premium volume) was subject to contractual provisions allowing clients additional rights upon a decline in PXRE's ratings or capital. As of September 30, 2006, approximately XX% of our in-force business as of January 1, 2006 has either been cancelled or non-renewed and we anticipate that this percentage will increase. In order to manage our peak zone catastrophe exposures, the Company has also selectively allowed extra-contractual cancellations on certain contracts that do not contain cancellation provisions triggered by rating downgrades.

      In the wake of the downgrades, we did not renew any of the reinsurance contracts that expired on June 30, 2006, nor did we write any new reinsurance contracts during the July 1, 2006 renewal season. The next major renewal date in the property catastrophe reinsurance market is January 1, 2007. Unless we are able to implement a strategic alternative that would allow us to provide clients with an acceptably rated counterparty, we do not anticipate being able to renew any of our remaining reinsurance contracts or being able to underwrite any material amount of new reinsurance business.

      The Company had $XX.X million in net premiums earned during the quarter ended September 30, 2006, as compared to $68.8 million in the comparable prior year period. The Company had $XX.X million in net premiums earned during the nine months ended September 30, 2006, as compared to $231.7 million in the comparable prior year period. Given the rate of cancellations and our impaired ability to renew our existing reinsurance contracts and underwrite new reinsurance contracts, we expect significant decreases in net premiums earned in future quarters as compared to prior quarters in 2006 as well as to the same quarters in the prior year. The reductions in premium income will likely have a material adverse effect on our future operating results, liquidity and financial condition. Net premiums earned were our primary source of revenue in 2005, accounting for 93% of our revenue. In 2005, revenue from non-premium sources was not sufficient to offset operating expenses and interest expenses. We therefore expect to incur net operating losses in future periods unless we are successful in executing a strategic alternative other than runoff. If such operating losses were to occur, this would result in a decline in our shareholders' equity. However, we currently expect that our portfolio of short duration high credit quality fixed income securities, totaling $X.X billion as of September 30, 2006, will provide sufficient liquidity to meet the currently foreseen needs of our counterparties.


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Critical Accounting Policy Disclosures
--------------------------------------

Estimation of Losses and Loss Expenses

      As a property catastrophe reinsurer, incurred losses are inherently more volatile than those of primary insurers and reinsurers of risks that have an established historical pattern of losses. In addition, with respect to insured events that occur near the end of a reporting period, as well as with respect to our retrocessional book of business, the significant delay in losses being reported to insurance carriers, reinsurers and finally retrocessionaires require us to make estimates of losses based on limited information from our clients, industry loss estimates and our own underwriting data. Because of the uncertainty in the process of estimating our losses from insured events, there is a risk that our liabilities for losses and loss expenses could prove to be inadequate, with a consequent adverse impact on our earnings and shareholders' equity in future periods.

      In establishing our loss and loss expense liabilities, PXRE records reserves as management's best estimate of liabilities as of the balance sheet date. Management believes that the Company's liability for loss and loss expenses as of September 30, 2006 is adequate. Since year-end 2004, all of our loss and loss expense estimates have been reviewed annually by an independent internationally recognized actuarial firm, and their conclusions have not, in any period, been materially different than those of the Company.

      Significant Uncertainties

      The most significant uncertainty in our reserves involves our estimates of catastrophe losses. In reserving for catastrophe losses, our estimates are influenced by underwriting information provided by our clients, industry catastrophe models, industry loss estimates and our internal analyses of this information. This reserving approach can cause significant development from initial loss estimates in the immediate wake of a catastrophe event due to the limited information available to us as a reinsurer and retrocessionaire regarding the actual underlying losses. This process can cause our ultimate estimates to differ significantly from initial projections. The French storm Martin that occurred on December 27, 1999 presents an example of the uncertainty and potential variability associated with reserving for catastrophe losses. Initially, we based our reserves to a significant degree on industry estimates of the total loss, which were approximately $1.0 billion at the time of the loss. In 2001, the final cost was estimated to be $2.5 billion by SIGMA, a widely used industry publication. Our gross loss estimate at December 31, 1999 for this event was $31.3 million. Our gross loss estimate for French storm Martin at December 31, 2005 was $68.9 million. The original industry loss estimate increased by 150%, while our loss estimate increased by 120%.


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October 19, 2006
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      Historically, there has been significant variability in the development of catastrophe losses during the twelve month period immediately following the catastrophe event with such variability reducing after the initial twelve month period. To further illustrate the variability of setting catastrophe loss estimates, the following chart outlines the changes in the initial loss estimates for recent costly catastrophes in the United States over a three-year period based on industry insured loss:


-----------------------------------------------------------------------------------------------------------------------------------
                                                        Recent U.S. Catastrophes
-----------------------------------------------------------------------------------------------------------------------------------
                                             Subsequent Development After Initial Estimates
-----------------------------------------------------------------------------------------------------------------------------------
                                          Percent Change from Initial                            Percent Change from Initial
-----------------------------------------------------------------------------------------------------------------------------------
                                         PCS Industry Loss Estimates **                           PXRE Loss Estimates **
-----------------------------------------------------------------------------------------------------------------------------------
Date        Event                  @ 6 mos.   @ 12 mos.    @ 2 yrs   @ Final   @ 6 mos.    @ 12 mos.   @ 2 yrs   @ 3 yrs   @ Final
-----------------------------------------------------------------------------------------------------------------------------------
Aug-92      Hurricane Andrew *          37%         99%        99%       99%         0%          46%       68%       59%       69%
-----------------------------------------------------------------------------------------------------------------------------------
Jan-94      Northridge Earthquake       22%        131%       178%      178%        49%         100%      145%      151%      153%
-----------------------------------------------------------------------------------------------------------------------------------
Sep-98      Hurricane George            16%         16%        16%       16%         8%          63%       41%       28%       39%
-----------------------------------------------------------------------------------------------------------------------------------
Sep-01      September 11th Events        0%         23%        23%       13%         1%           2%        2%        4%        6%
-----------------------------------------------------------------------------------------------------------------------------------
Aug-04      Florida Hurricanes           6%         11%        11%       11%         1%          28%       32%        NA       32%
-----------------------------------------------------------------------------------------------------------------------------------
*     Hurricane Andrew's initial PXRE loss estimate is at September 30, 1992. We have extrapolated this loss estimate based on the best available information.
------------------------------------------------------------------------------------------------------------------------------------
**    Initial estimates are as of quarter-end immediately following an event. PCS stands for Property Claims Services, a division of the Insurance Services Office (ISO).
------------------------------------------------------------------------------------------------------------------------------------

         Reserving Methodologies

      We establish loss and loss expense liabilities (to cover expenses related to settling claims, including legal and other fees) to provide for the ultimate cost of settlement and administration of claims for losses, including claims that have been reported to us by our reinsureds and claims for losses that have occurred but have not yet been reported to us.

      For reported losses, we establish reserves (liabilities for formally reported claims) when we receive notice of the claim, which we refer to as case reserves. It is our general policy to establish liabilities for reported losses in an amount equal to the liability set by the reinsured. In certain but infrequent instances, such as the receipt of inconsistent, incorrect or inadequate supporting documentation, we will conduct an investigation to determine if the amount established by the reinsured is appropriate or if it should be adjusted in the form of an additional case reserve.


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Mr. Frank Wyman
October 19, 2006
Page 6


      PXRE also records reserves for losses that have been incurred but not yet reported, which are referred to as IBNR reserves. For IBNR reserves, a variety of methods have been developed in the insurance industry and are generally accepted for use in determining the appropriate provision for such liabilities. In general, these methods involve the extrapolation of reported loss data to estimate ultimate losses. Our loss calculation methods generally rely upon a projection of ultimate losses based upon the historical patterns of reported loss development.

      Our methods for establishing loss and loss expense liabilities vary depending upon the nature of the losses, which can generally be divided into three categories: (1) non-catastrophe losses in our Catastrophe and Risk Excess segment, (2) catastrophe losses in our Catastrophe and Risk Excess segment, and (3) losses in our Exited Lines Segment. The Company generally considers reserves for each of these categories to be "mature" as follows (1) for non-catastrophe losses in our Catastrophe and Risk Excess Segment, generally anywhere between eighteen and thirty-six months after the accident year, (2) for catastrophe losses in our Catastrophe and Risk Excess Segment, generally anywhere between six to twelve months after the event occurs, and
(3) losses in our Exited Lines Segment, depending upon the nature of the underlying business, generally anywhere from five to seven years after the accident year.

            (1) Non Catastrophe Losses

      In reserving for non-catastrophe losses in our Catastrophe and Risk Excess Segment, we use three different methods to estimate IBNR reserves: the loss ratio method; the incurred Bornhuetter-Ferguson method, which we refer to as the BF method; and the incurred loss development method, the latter two of which are "loss development approaches." Initially, at the inception of an accident year, when there is little reported loss information, we use the loss ratio method. This method computes IBNR, as the product of an expected loss ratio and assumed earned premium minus reported loss to date. The expected loss ratio is primarily established for each line of business based on the Company's historical loss ratios. In determining the expected loss ratio, we also consider information provided by our clients and estimates provided by our underwriters and actuaries concerning the impact of pricing and coverage changes. As the accident year matures further and reported loss activity begins to emerge (usually at the end of the second or third quarter following the loss) we change to the BF method.

      The BF method is a premium based method of computing IBNR which blends the loss ratio method with the loss development method. The BF method computes IBNR for an accident year as the product of expected loss (earned premium multiplied by an expected loss ratio) and an expected percentage of unreported losses. This expected percentage of unreported loss is a function of the loss development factors developed by our corporate actuaries from our annual analysis of the Company's historical loss development patterns by line of business. As experience emerges and accident years mature further (generally eighteen to thirty-six months after the accident year given the short-tailed nature of these property reinsurance lines) we


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transition to the incurred loss development method, which relies solely on our clients' reported loss information and indicated historical loss development patterns to estimate ultimate losses.

      Other alternate loss reserving methods developed in the insurance industry include the paid loss development method and the paid Bornhuetter-Ferguson method. We do not use these methods to establish our IBNR reserves. We believe that incurred loss methods are more reliable because they rely on a much larger, more stable and credible source of information, which is not influenced by the occurrence of one or more large payments. We do, however, use these alternate loss reserving methods to evaluate the reasonableness of the IBNR reserves that we establish using the incurred loss methods.

      Our loss development factors and expected loss ratios are monitored regularly and updated as appropriate but at least once a year. These are the key assumptions that materially affect our estimates for reserves for losses and loss expenses. The expected loss ratio is primarily established for each line of business based on the Company's historical loss ratios. In determining the expected loss ratio, we also consider information provided by our clients and estimates provided by our underwriters and actuaries concerning the impact of pricing and coverage changes. Loss development factors are developed from our annual analysis of our Company's historical loss development patterns by line of business. These key assumptions did not materially change from December 31, 2004 to December 31, 2005.

            (2) Catastrophe Losses

      In reserving for catastrophe losses in our Catastrophe and Risk Excess Segment, there is initially little reported loss information in the immediate wake of a catastrophe event, as was the case with the 2005 Hurricanes, Katrina, Rita and Wilma ("KRW"). The loss estimation process begins with the identification of events with characteristics similar to the recent catastrophe (geographic location, windspeed, damageability etc.), which then results in a list of the expected losses by contract from our proprietary risk management system. Third party modeling software is embedded in our proprietary risk management system.

      Concurrently, our underwriting team performs a thorough contract by contract analysis to identify potential changes to the expected loss estimates including IBNR by contract. With respect to the 2005 Hurricanes, our underwriters' estimates were subject to a high level of uncertainty. Specifically for Hurricane Katrina, this high level of uncertainty arose out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to wind or flood damage as opposed to other perils such as fire, business interruption or civil commotion. In order to address these uncertainties, for contracts exposed to Hurricane Katrina losses in our most volatile lines of business (retrocessional and direct and facultative reinsurance) we posted reserves for XX% of occurrence limits as of December 31, 2005. These lines of business represented approximately 60% of our gross loss amount on Hurricane Katrina. The underwriters' knowledge of the clients' underlying books of business is


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considered in establishing loss estimates by contract. The combination of catastrophe modeling and underwriting review of affected contracts then forms the basis of our initial loss estimates for catastrophe losses.

      In light of the limited loss data available from clients in the wake of catastrophes, our actuaries use our most current internally generated catastrophe loss development factors to assess the reasonableness and adequacy of our catastrophe loss reserves in the immediate wake of a catastrophe. These significant catastrophe loss development factors reflect the historical variability of prior catastrophe loss reserves in the industry and PXRE's specific experience.

      The results of this initial process are updated when additional information is available. This information comes in the form of publicly available announcements, informal contact with brokers and/or clients, submission data and formal claim notices. As catastrophic events mature and reporting loss methods become more credible (usually six to twelve months after the event) actuarial methods implementing historical patterns can be assigned more credibility. In evaluating the loss estimates for catastrophic events, our actuaries utilize our internal database to establish projected reporting patterns and payment patterns. This database includes data dating back to the 1980's consisting of well over one hundred catastrophic events, of which over twenty are hurricanes. Our actuaries also employ industry patterns from the Reinsurance Association of America, an insurance industry organization. Using this information, we have developed loss development factors for significant catastrophes. Our internal significant catastrophe loss development factors are analyzed as appropriate and at least once per year to reflect updated industry benchmarks and changes in PXRE's specific loss history. The volume of reported loss activity in interim quarterly periods is monitored by the Company to determine consistency with expected loss activity based on PXRE and industry historical patterns. For individual storms, PXRE specific loss development factors are applied to reported losses to estimate IBNR reserves. However these may be weighted with industry factors or judgmental adjustments for individual significant catastrophes based upon the nature of the particular catastrophe and the underwriters' knowledge.

      This catastrophe reserving process can cause our ultimate estimates to differ significantly from initial projections. For example, as part of our year-end closing process for the year ended December 31, 2005, we reassessed our ultimate liability for losses and loss expenses arising from Hurricanes Katrina, Rita and Wilma. During the course of our 2005 year-end assessment, we increased our estimate of the ultimate incurred gross losses and loss expenses arising from Hurricane Katrina by $214.6 million to $_____ million and from Hurricane Rita by $48.1 million to $_____ million, in each case as compared to the gross incurred losses recorded as of September 30, 2005. Our initial loss estimates for each of the hurricanes were based, in part, on insured industry loss estimates for each event, catastrophe modeling, preliminary discussions with clients and a review of potentially exposed contracts by our underwriters. In our year-end assessment of the liability for the 2005 hurricane losses, we determined that claims reported by clients relating to Hurricanes Katrina and Rita were significantly higher than expected, especially


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following a significant influx of reported claims from late November 2005 to
February 2006. In part, the additional claims arose from a reassessment by clients of their original loss estimates for the hurricane events. For example, various clients, who advised our underwriters in the immediate wake of the hurricanes that they did not expect to experience significant losses to the reinsurance contracts in the upper layers of their reinsurance programs, reassessed their losses and submitted notices of claim for the contracts that they had previously indicated would not be impacted by the catastrophes.

      In addition, in reviewing underwriting information provided by clients during December 2005 as part of the January 1, 2006 renewal process, we found that certain clients were anticipating higher losses from Hurricanes Katrina and Rita than had been reported through the formal claims channels.

      As of September 30, 2006, our estimate of ultimate incurred gross losses and loss expenses arising from Hurricanes Katrina, Rita and Wilma is $X,XXX.X million. As of September 30, 2006, we have paid less than XX% of our net incurred loss amounts with respect to Hurricanes Katrina, Rita and Wilma. Accordingly, our estimate of the ultimate liability arising from these catastrophes is based on preliminary claims notices received from clients, catastrophe modeling, a review of exposed reinsurance contracts, discussions with numerous clients and a review of the underwriting information provided by clients with reinsurance contracts that renewed as of January 1, 2006. As these events mature, historical reporting patterns, both industry and company specific, are used to project ultimate net loss. Our estimates fall within a reasonable actuarial range produced by these methods.

      Specifically for Hurricane Katrina, our estimates are subject to a high level of uncertainty arising out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to wind or flood damage as opposed to other perils such as fire, business interruption or civil commotion. The underlying personal lines policies generally contain exclusions for flood damage; however, water damage caused by wind may be covered. We expect that causation and coverage issues may not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments.

      Our actual losses from Hurricanes Katrina, Rita and Wilma may exceed our best estimate as a result of, among other things, the receipt of additional information from clients, the attribution of losses to coverages that for the purpose of our estimates we assumed would not be exposed, and inflation in repair costs due to the limited availability of labor and materials, in which case our financial results could be further materially adversely affected.

      In developing our best estimate for Hurricane Katrina, we have also assumed flood damage exclusions contained in our cedent's underlying insurance policies will be effective. We understand that various lawsuits have been filed seeking to invalidate such flood damage


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exclusions on various grounds, including a suit filed by the Attorney General for the State of Mississippi. If such lawsuits were to successfully invalidate the underlying flood damage exclusions, our liabilities for losses and loss expenses relating to Hurricane Katrina could prove to be inadequate, with a consequent adverse impact on our earnings and shareholders' equity in future periods.

            (3) Exited Lines Segment Losses

      In reserving for losses on our Exited Lines Segment, there is great uncertainty due to its composition of casualty and finite businesses, which produce losses that are slower to be reported and paid than the property losses of our Catastrophe and Risk Excess Segment. Moreover, given our limited experience in the casualty and finite businesses, we do not have established historical loss development patterns that can be used to estimate these loss liabilities. We must therefore rely on the historical loss development patterns reported by our clients and industry loss development data in estimating our liabilities including IBNR. Accident years for this segment take a longer period of time to "mature" than for our Catastrophe and Risk Excess Segment, therefore, we primarily utilize the loss ratio method and BF method to establish our initial Exited Lines loss estimates including IBNR. When the amount of reported losses become a more reliable means for setting reserve estimates, generally five to seven years after the relevant accident year, PXRE places more weight on these reported losses to estimate its loss reserves including IBNR and less weight on the BF method.

            (4) Interim reporting

      With respect to the methods outlined above, estimation of IBNR in interim quarterly periods follows the same process as that done at annual reporting periods. The incurred loss development factors that are developed at year-end are interpolated to generate factors applicable for quarterly evaluation periods. Generally, the expected loss ratios which were selected at year-end are used in interim periods.

      Additional Uncertainties

      PXRE has historically been involved in very few disputes with ceding companies, especially those that enter into contracts that the Company includes in its catastrophe and risk excess segment; nevertheless contract disputes in the property casualty reinsurance industry have increased in recent years.

      There is an additional risk of uncertainty in PXRE's estimation of loss due to the fact that PXRE writes only reinsurance business and no insurance business. As a result, losses, unearned premiums and premiums written are all recorded based on reports received from the ceding companies. PXRE does not receive loss information from the underlying insureds; however, because the Company's reinsurance business focuses on short-tail lines such as property


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catastrophe, retrocessional property catastrophe, risk-excess and aerospace, the delay from the time of the underlying loss to the report date to PXRE is not as significant a risk as it would be if the Company underwrote a significant amount of casualty business. However, with respect to insured events that occur near the end of a reporting period, as well as with respect to our retrocessional book of business, a delay in losses being reported to insurance carriers, reinsurers and finally retrocessionaires may require us to make estimates of losses based on limited information from our clients, industry loss estimates and our own underwriting data.

      We have a system of controls in place that assists us in evaluating the completeness of the data received from cedents. PXRE derives almost all of its business from reinsurance intermediaries. As a result, the ceding company reports claims to the intermediary and the intermediary in turn reports the data to all the reinsurers included in the underlying program. Controls in place require that certain claims must be approved by the underwriter or a member of senior management to validate the reported loss data before recorded as a case reserve. The underwriter, based on his knowledge and judgment, may question the broker or ceding company if he did not expect a loss of a certain magnitude to impact a certain layer. Because many of PXRE's losses are from events that are well known, such as large hurricanes and earthquakes, the underwriter may in fact expect losses to pierce certain layers and therefore would not question the accuracy of such loss reports. If the underwriter does question the loss data, PXRE may perform audits at the underlying ceding company in order to determine the accuracy of the amounts ceded. PXRE's risk management and underwriting systems provide a list of impacted or potentially impacted contracts by peril and by geographic zone. This assists PXRE in determining the completeness of losses, as we will contact intermediaries and the ceding companies for which we believe underlying contracts are impacted subsequent to an event to request information.

      Currently, PXRE does not have any backlog related to the processing of assumed reinsurance information. When a large loss occurs, the Company shifts personnel from various functions to assist the claims personnel in the processing and evaluation of claims data.







      Status of Loss Reserves of September 30, 2006

      The following charts set forth the allocation of our net liabilities for loss and loss expenses between case reserves and IBNR reserves:

      Net loss and loss expense liabilities as of September 30, 2006 were as follows:


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

----------------------------------- --------------------------- --------------------------- --------------------------
(000's)                              2005 and Prior Accident        2006 Accident Year                Total
                                              Years
----------------------------------- --------------------------- --------------------------- --------------------------
Catastrophe & Risk Excess Segment
----------------------------------- --------------------------- --------------------------- --------------------------
         Case
----------------------------------- --------------------------- --------------------------- --------------------------
         IBNR
----------------------------------- --------------------------- --------------------------- --------------------------
         Total
----------------------------------- --------------------------- --------------------------- --------------------------
Exited Lines Segment
----------------------------------- --------------------------- --------------------------- --------------------------
         Case
----------------------------------- --------------------------- --------------------------- --------------------------
         IBNR
----------------------------------- --------------------------- --------------------------- --------------------------
         Total
----------------------------------- --------------------------- --------------------------- --------------------------
All Segments
----------------------------------- --------------------------- --------------------------- --------------------------
         Case
----------------------------------- --------------------------- --------------------------- --------------------------
         IBNR
----------------------------------- --------------------------- --------------------------- --------------------------
         Total
----------------------------------- --------------------------- --------------------------- --------------------------

      On an overall basis, the low and high ends of our selected range of reasonable net loss reserves are $[XXX] million below and $[XXX] million above the $[XXX] million best estimate. The range around the overall estimate is not the sum of the ranges about the component segments due to the impact of diversification when the reserve levels are considered in total. The impact of diversification reflects the fact that not all lines with very low correlations are expected to develop well or poorly at the same time.

      The low and high ends of a range of reasonable net loss and loss expense liabilities around the best estimate displayed in the table below with respect to each segment are as follows as of September 30, 2006:

--------------------------------------------------------------------------------
              Net Loss and Loss Expense Liabilities Range at September 30, 2006
--------------------------------------------------------------------------------
(000's)                                 Low End    Best Estimate    High End
--------------------------------------------------------------------------------
Catastrophe and Risk Excess
--------------------------------------------------------------------------------
Exited Lines
--------------------------------------------------------------------------------

      This range was produced using two different methods, one for the 2005 Hurricanes (KRW) and one for the remainder of our carried loss and loss expense liabilities.


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--------------------------------------------------------------------------------
              Net Loss and Loss Expense Liabilities Range at September 30, 2006
--------------------------------------------------------------------------------
Business Segment                             Low      Best Estimate      High
--------------------------------------------------------------------------------
(000's)
--------------------------------------------------------------------------------
Catastrophe and Risk Excess: KRW only
--------------------------------------------------------------------------------
Catastrophe and Risk Excess excl. KRW
--------------------------------------------------------------------------------
Catastrophe and Risk Excess
--------------------------------------------------------------------------------
Exited Lines
--------------------------------------------------------------------------------
Impact of Diversification
--------------------------------------------------------------------------------
Total
--------------------------------------------------------------------------------

      For the 2005 Hurricanes, the range was calculated by varying key assumptions regarding PXRE and industry loss reporting patterns. Specifically, we analyzed the effect on our loss estimates resulting from a one month acceleration and one month deceleration around the expected historical reporting patterns. For hurricane catastrophes, the volume of reported loss in the first year after the occurrence of an event is significant, with greater than ninety percent of losses reported; thus; assuming faster and/or slower reporting patterns can produce a wide range of results. A selected range of $XXX million below and $XXX million above our net carried reserves was determined in the aggregate for all three events combined, after considering the sensitivity analysis outlined above, our best loss estimates, and actuarial judgment. This range of reasonable estimates does not represent a range of all possible outcomes, but it is intended to reflect the inherent variability in actuarial reserving methodologies. We believe that results outside this range are unlikely, and can not assign probabilities with certainty to any points within this range.

      For the remainder of our carried loss and loss expense liabilities, we used a statistical model to simulate a range of results about our best estimates assuming probability distributions believed to reasonably reflect potential for favorable and unfavorable loss development. The simulation results indicate that a five percent probability exists that the net loss reserves will be below the Low estimate and a five percent probability exists that the net loss reserves will be above the High estimate. However, no assurance can be given that our ultimate losses will not be significantly different than the simulation.

      The low end and high end of the range of reasonable net loss reserves around the best estimate have decreased from both December 31, 2005 and June 30, 2006 principally because of the reduction in the Company's net loss reserve amount due to the payment of claims during nine months ended September 30, 2006, as well as the passage of time since the occurrences of Katrina, Rita and Wilma and the resulting decrease in actuarial variability surrounding the best estimate.


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Page 14


Estimation and Recognition of Premiums

      Our premiums on reinsurance business assumed are recorded as earned evenly over the contract period based upon estimated subject premiums. PXRE's assumed premium is comprised of both minimum and deposit premium and an estimate of premium. Minimum and deposit premium is billed and collected in accordance with the provisions of the contracts and is usually billed quarterly or semi-annually. A premium estimate is also recorded if the estimate of the ultimate premium is greater than the minimum and deposit premium. The final or ultimate premium for most contracts is the product of the provisional rate and the ceding company's subject net earned premium income (SNEPI). Because this portion of the premium is reasonably estimable, the Company records and recognizes it as revenue over the period of the contract in the same manner as the minimum and deposit premium. The key assumption related to the premium estimate is the estimate of the amount of the ceding company's SNEPI, which is a significant element of PXRE's overall underwriting process. Because of the inherent uncertainty in this process, there is the risk that premiums and related receivable balances may turn out to be higher or lower than reported.

      The estimated premium receivable included in the total of premiums receivable for the nine months ended September 30, 2006 of $_____ million is $121.5 million, including reinstatement premiums of $105.8 million.

      We record an allowance for doubtful accounts that we believe approximates the exposure for all potential uncollectible assets.

      The premiums on reinsurance business ceded are recorded as incurred evenly over the contract period. Certain ceded reinsurance contracts contain provisions requiring us to pay additional premiums or reinstatement premiums in the event that losses of a significant magnitude are ceded under such contracts. Under GAAP, we are not permitted to establish reserves for these potential additional premiums until a loss occurs that would trigger the obligation to pay such additional or reinstatement premiums. As a result, the net amount recoverable from our reinsurers in the event of a loss may be reduced by the payment of additional premiums and reinstatement premiums. Frequently, the impact of such premiums will be offset by additional premiums and reinstatement premiums payable to us by our clients on our assumed reinsurance business. No assurance can be given however, that assumed reinstatement and additional premiums will offset ceded reinstatement and additional premiums. For example, in the case of the September 11, 2001 terrorist attacks, our net premiums earned during 2001 were reduced by $26.3 million as a result of net additional premiums and reinstatement premiums. In the case of Hurricanes Katrina, Rita and Wilma our net premiums earned were increased by $43.9 million in 2005 as a result of net additional premiums and reinstatement premiums.


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Page 15


      Assumed reinstatement premiums that reinstate coverage are written and earned at the time the associated loss event occurs. Under the contract terms of certain of our excess of loss contracts, reinstatement premiums are mandatorily due PXRE following a ceding company's loss, based on pre-defined contract terms. Terms principally include a pro-rata amount of the original contract premium relative to the proportion of the contractual limit exhausted by the associated loss, without respect to time remaining in the term of the original limit, that is, the amount due is 100% as to time and pro-rata as to amount. Less frequently, terms can vary to incorporate a percentage of the original premium that is more or less than the original premium or can be pro-rata as to time remaining in the term of the original limit.

      Ceded additional premiums are less uniform in their terms than assumed reinstatement premiums. The single largest additional premium in 2005, accounting for 80% of the additional premium written and earned for 2005 events, was triggered by an event in excess of $165 million of losses incurred.

      Assumed reinstatement and additional premiums written and earned in the nine months ended September 30, 2006 and September 30, 2005, as reflected in the Consolidated Statements of Operations and Comprehensive Operations, were as follows:

------------------------------------------------ -------------------------------
                                                 Nine Months Ended September 30,
------------------------------------------------ ---------------- --------------
($ in millions)                                       2006             2005
------------------------------------------------ ---------------- --------------
Assumed reinstatement premiums:
------------------------------------------------ ---------------- --------------
    Reported paid losses and case reserves
------------------------------------------------ ---------------- --------------
    IBNR
------------------------------------------------ ---------------- --------------
         Total
------------------------------------------------ ---------------- --------------
Ceded additional premiums:
------------------------------------------------ ---------------- --------------
    Reported paid losses and case reserves
------------------------------------------------ ---------------- --------------
    IBNR
------------------------------------------------ ---------------- --------------
         Total
------------------------------------------------ ---------------- --------------
Net reinstatement and additional
------------------------------------------------ ---------------- --------------
  premiums
------------------------------------------------ ---------------- --------------


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October 19, 2006
Page 16


      Assumed reinstatement premiums receivable associated with our case reserves and incurred but not reported loss and loss expense liabilities, as reflected in the Consolidated Balance Sheets, are as follows:


-------------------------------------------- --------------------------------- ------------------------------
                                                    September 30, 2006              September 30, 2005
-------------------------------------------- ---------------- ---------------- --------------- --------------
($ in millions)                                     $                %               $               %
-------------------------------------------- ---------------- ---------------- --------------- --------------
Assumed reinstatement premiums receivable:
-------------------------------------------- ---------------- ---------------- --------------- --------------
    Case reserves
-------------------------------------------- ---------------- ---------------- --------------- --------------
    IBNR reserves
-------------------------------------------- ---------------- ---------------- --------------- --------------
         Total
-------------------------------------------- ---------------- ---------------- --------------- --------------

      We accrue assumed reinstatement premiums based upon contract terms applied to the amount estimated to settle ultimate incurred losses. The primary factor that could affect our estimate of assumed reinstatement premiums is management's best estimate of ultimate incurred losses. See the Update on Critical Accounting policies relating to the estimation of loss and loss expenses with regards to the uncertainty, historical accuracy and sensitivity of this estimate. While premiums stated relative to limit ("rates on line") have an effect on the estimate of assumed reinstatement premiums, those associated with case reserves are based on actual contract rate on line terms, and those estimates associated with IBNR are based on weighted average rate on line terms, of the book of business for a given underwriting year by line of business. Therefore the primary factor that could change our estimate of assumed reinstatement premium is management's best estimate of ultimate incurred losses and the mix of treaties along with their respective rate on lines that ultimately incur losses. Assumed reinstatement premiums receivable are settled on a net basis when loss payments are made to cedents. Accordingly, there is an insignificant amount of credit risk associated with this asset as of any given period end date.

      Additional ceded premiums occur less frequently, and were incurred by the Company in 2005 due to significance of the losses from Hurricanes Katrina and Wilma. In 2005, these ceded losses were full limit losses, resulting in additional ceded premiums. These additional ceded premiums are not expected to vary from the estimate in 2005.


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Mr. Frank Wyman
October 19, 2006
Page 17


                                   EXHIBIT B


Retrocessional Reinsurance Protection

      In 2006, the Company purchased $587.1 million of single event reinsurance and catastrophe bond protection. This compares to $245.5 million purchased in 2005. Additionally, the amount of coverage available in the event of a second event in 2006 was $275.0 million, compared to the 2005 amount of $25.0 million. This increased limit purchased is expected to increase ceded premiums over prior periods. It should be noted, however, that our risk management program for our 2006 assumed reinsurance portfolio assumed that we would have significant gross premium written during 2006. It was assumed that such premium income would offset losses arising from small or medium catastrophe events. For example, during 2004, we incurred material losses from Hurricanes Charley, Frances, Ivan and Jeanne, but still experienced a loss ratio of 65.9% in our catastrophe and risk excess segment due to the significant volume of premium written during 2004. If many or all of our clients exercise their special cancellation rights, we will have significantly less premium income to offset smaller catastrophe losses.

      In purchasing reinsurance coverage to protect PXRE during 2006, as noted, we assumed that such gross premiums written would be available to offset smaller losses and; as a result most of the reinsurance coverage purchased by PXRE is designed to protect PXRE against larger catastrophe events. Therefore, although our aggregate exposures may be reduced due to widespread cancellations of our assumed reinsurance contracts, we may be overexposed to the risk of losses arising from smaller catastrophe events since our reinsurance protections may not respond to such small catastrophe events.

      Finally, in underwriting our 2006 assumed reinsurance portfolio, we sought to build a portfolio that was balanced with respect to geographic region, peril and level of loss exposure. Because we have no control over which of our clients will cancel their reinsurance contracts, there is a significant risk that our remaining reinsurance portfolio will be unbalanced and overexposed to loss for certain geographic areas, perils and loss exposure levels.


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Mr. Frank Wyman
October 19, 2006
Page 18


Risk Limits
-----------

      We seek to manage our risk of loss through a combination of aggregate exposure limits, underwriting guidelines that take into account risks, prices and coverage and retrocessional agreements. As we underwrite risks from a large number of clients based on information generally supplied by reinsurance brokers, there is a risk of developing a concentration of exposure to loss in certain geographic areas prone to specific types of catastrophes. We have developed systems and software tools to monitor and manage the accumulation of our exposure to such losses. We have established guidelines for maximum probabilistic tolerable losses from a single or multiple catastrophic events based on historical data. However, no assurance can be given that these maximums will not be exceeded in some future catastrophe.

      The purpose of the probabilistic risk limit is to seek to constrain the maximum amount of net loss the Company could incur from a catastrophe event with a given mathematical probability. For calendar year 2005 and prior periods, the Company had established internal risk parameters whereby the Company did not want to lose more than 25% of its beginning of calendar year total "capital" ("capital" being defined as the sum of shareholders' equity and subordinated debt) from a single large catastrophic event after adjusting the income statement effect of the gross loss from such an event for (a) reinsurance recoveries and net reinstatement premiums received associated with the catastrophic event and (b) the expected profitability of the Company for the calendar year excluding the catastrophic event. As a result of this risk parameter and the Company's December 31, 2004 capital balance, for calendar 2005, the probabilistic risk limit for a gross loss from a single large catastrophic event was set at $683 million. This limit served as a cap on the amount of exposure accepted in a given geographic zone such that a single event with a remote annual probability would not exceed $683 million. Because it is probabilistic, the single event probabilistic risk limit does not seek to be the maximum that could be lost from a particular event. What it does seek to do, based on internal and third-party catastrophe models, is to estimate the amount of loss from an event in each zone with a remote annual probability.

      The largest assumption made in calculating the amount of exposure which could be accepted in compliance with the single event probabilistic risk limit is the perils that are simulated in the third party catastrophe models. The next largest assumption is the frequency assumptions for catastrophes with given physical characteristics. Finally, the exposure information provided by our clients is subject to change throughout the contract term. We assume that the information is correct and complete, make assumptions for missing data and expected changes in the portfolio during the contract term. All of these assumptions give rise to potential differences between any actual event and the single event probabilistic risk limit.

      The Company has never exceeded its single event probabilistic risk limit in any event other than Katrina. Several factors contributed to the Company's exceeding its probabilistic risk limits in Hurricane Katrina. In setting probabilistic risk limits, we are heavily reliant on third


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Mr. Frank Wyman
October 19, 2006
Page 19


party catastrophe models, which did not include flood damage assessments other than storm surge associated with wind events in the US. Although we attempt to account for the flood uncertainty in setting our risk limits, the losses arising from flood coverage provided by our cedents to their policyholders for Hurricane Katrina were more widespread than in past hurricanes. In certain cases, losses were larger than expected for those treaties which saw increases in cedents exposures in the US Gulf Coast from the time they purchased reinsurance from us to the time of Hurricane Katrina. Finally, the unprecedented characteristics of Hurricane Katrina resulted in significant losses under treaties which would not normally be expected to trigger such losses in a hurricane.